EXHIBIT 99.03

Independent director opposes to the resolution made by the board of directors of the Company

Date of events: 2016/04/21

Contents:

1.Meeting date of the board of directors or the compensation committee:2016/04/21

2.Contents of the resolution made by the board of directors or compensation committee (please enterboardor compensation committee ):board

3.Cause of occurrence:opposition to the following resolution:The nomination of the candidates of the independent directors of the 8th board meeting of the Company.

4.Name and resume of the independent director or the member that expressed objection or reservation:Yun-tsai Chou, independent director (Professor of the Department of Information Management, Yuan Ze University)

5.Contents of the objection or reservation:

(1)My opposed opinions are not related to whether I am re-elected or not, nor to my political ideology and political party tendency.

(2)I expect that the candidates of independent directors nominated by the major shareholder can comply with the rules of corporate governance that meet international standards, but not the tools that the major shareholder use to make personnel arrangement or as a reward after the political party alteration. After reviewing the name list on-site provided by the Board of Directors, I think that the professional qualification of three candidates of independent directors, Mr. Kuo-Long Wu, Mr. Chen-Yung Chen and Mr. Jen-Ran Chen, are quite doubtful.

(3)I propose to recruit external review panel built up by impartial persons and make the investigation report regarding my queries for the Board’s discussion and resolutions.

(4)I recommend making amendments to the Articles of Incorporation of the Company to establish a Nomination Committee under the Board of Director as soon as possible, to improve corporate governance.

6.Countermeasures:Publish material information according to relevant regulations.

7.Any other matters that need to be specified:None